State of Delaware
Secretary of State
Division of Corporations
Delivered 01:14 PM 02/06/2026
FILED 01:14 PM 02/06/2026
SR 20260475058 - File Number 6580704

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK OF BLUE STAR FOODS CORP.

Blue Star Foods Corp., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

1. The Board of Directors of the Corporation is authorized, pursuant to the Corporation's Certificate of Incorporation and Section 151 of the Delaware General Corporation Law (the "DGCL"), to provide for the issuance of shares of preferred stock in one or more series and to establish the designations, powers, preferences, rights, qualifications, limitations, and restrictions thereof.

2. The Board of Directors of the Corporation duly adopted the following resolutions, which remain in full force and effect as of the date hereof:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation of the Corporation, the Board of Directors hereby amends and restates the designation of Series A Preferred Stock of the Corporation to increase the authorized shares of Series A Preferred Stock from 10,000 shares to 2,000,000 shares in Section 1. All other terms in the Certificate of Designation for Series A Preferred Stock filed in the state of Delaware on November 5, 2018 remain unchanged.

Section 1. Designation and Amount

The shares of such series shall be designated as Series A Preferred Stock (the "Series A Preferred Stock"). The total number of authorized shares constituting the Series A Preferred Stock shall be 2,000,000 shares, par value $0.0001 per share.

Section 2. Voting Rights

(a) General Voting Rights.
Each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes per share on all matters submitted to a vote of the holders of the Corporation's capital stock.

(b) Voting Together with Common Stock.
Except as otherwise required by applicable law, the holders of the Series A Preferred Stock shall vote together with the holders of the Corporation's Common Stock and any other class or series of stock entitled to vote thereon as a single class.

(c) No Separate Class Vote.

Except as otherwise required by the DGCL or the Certificate of Incorporation, the holders of Series A Preferred Stock shall not be entitled to vote as a separate class.

Section 3. Dividends

The Series A Preferred Stock shall not be entitled to receive dividends.

Section 4. Liquidation

Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock shall not be entitled to receive any liquidation preference or distribution of assets.

Section 5. Conversion

The Series A Preferred Stock shall not be convertible into any other class or series of the Corporation's capital stock.

Section 6. Redemption

The Series A Preferred Stock shall not be redeemable.

Section 7. Rank

The Series A Preferred Stock shall rank junior to all other series of preferred stock of the Corporation with respect to dividends and distributions upon liquidation.

Section 8. Amendment

Any amendment, alteration, or repeal of the rights, preferences, or privileges of the Series A Preferred Stock shall require approval of the Board of Directors and any vote required under applicable law.

Section 9. Status of Reacquired Shares

Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation shall be canceled and shall revert to authorized but unissued preferred stock undesignated as to series.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Designation to be signed by its duly authorized officer this 4th day of February, 2026.

By: ______________________________
Name: John Keeler
Title: CEO